Exhibit 99.3

CORPORATE GOVERNANCE STATEMENT

The Corporate Governance Statement sets out the extent to which the Company has followed the recommendations of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations for the year ending 30 June 2016.

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

1.1	A listed entity should disclose: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management.	Complies

The Company has established a Board Charter, which discloses the specific responsibilities of the Board and those of senior executives.

The Board delegates responsibility for the day to day operations and administration of the Company to Management.

The Company’s Board Charter is posted on the Company’s website.

1.2

A listed entity should:

(a)    undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a director; and

(b)    provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

Complies

The Chairman and Chief Executive Officer are responsible for ensuring that appropriate checks are undertaken before a director candidate is appointed or put forward to security holders for election.

All material information in the Company’s possession relevant to a decision on whether or not to elect or re- elect a director is provided to security holders in the notice of the meeting at which the director is to be put forward for election or re-election.

1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	Complies	Directors and senior executives have in place written agreements with the Company setting out the terms of their appointment.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	Complies	The Company Secretary reports directly to the Chairman. The decision to appoint or remove the Company Secretary is made by the Board.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
1.5

A listed entity should:

(a)    have a diversity policy which includes requirements for the board or a relevant committee of the board to set measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress in achieving them;

(b)    disclose that policy or a summary of it; and

(c)    disclose as at the end of each reporting period the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with the entity’s diversity policy and its progress towards achieving them and either:

(1)    the respective proportions of men and women on the board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes); or

(2)    if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

Does Not Comply

The Company recognises that both gender and other forms of diversity are important and will seek to promote gender diversity of its Board and to facilitate a range of diversity initiatives throughout the Company.

At present the Board does not have a formal diversity policy as recommended by the ASX Corporate Governance Council’s Principles and Recommendations. The Board believes that the Company is not of a size nor has a large enough workforce to require a formal diversity policy. A diversity policy will be formalised as the Company develops and grows. At present the Board ensures that appropriate procedures and measures are introduced and responsibilities delegated to the Remuneration committee to ensure that the both the Board’s and the Company’s diversity objectives are met.

As at 30 June 2016, 64% of the Company’s employees were female. The Board is comprised of five directors with the Chairman being female. This is a participation rate of 20%.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
1.6

A listed entity should:

(a)    have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b)    disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

Complies

The Board undertakes continuing self-assessment of its collective performance, the performance of the Chair and of its committees. The assessment also considers the adequacy of access to information and the support provided by management. Any action plans are documented together with specific performance goals which are agreed for the coming year. The Chair undertakes assessments of the performance of individual directors by meeting privately with each director to discuss this assessment during each reporting period.

The Chair undertook an informal annual performance evaluation of the Board this year.

1.7

A listed entity should:

(a)    have and disclose a process for periodically evaluating the performance of its senior executives; and

(b)    disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

Complies

Senior Executives are subject to an annual performance evaluation. Each year, senior executives (including the CEO) establish a set of performance targets. These targets are aligned to the overall corporate strategy and strategic goals. In the case of the CEO, these targets are agreed between the CEO and the Remuneration Committee and approved by the full Board.

A performance evaluation was undertaken in the reporting period in accordance with the above process.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 2 - STRUCTURE THE BOARD TO ADD VALUE

2.1

The board of a listed entity should:

(a)    have a nomination committee which:

(1)    has at least three members, a majority of whom are independent directors; and

(2)    is chaired by an independent director,

and disclose:

(3)    the charter of the committee;

(4)    the members of the committee; and

(5)    as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)    if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

Does Not Comply

The Board believes that the Company is not of size, nor are its financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board of Directors as recommended by the ASX Corporate Governance Council. All matters which might be properly dealt with by a Nomination Committee are considered by full Board of Directors.

The Board assesses its composition regularly to ensure that it has the skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities in this area effectively.

2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership.	Complies

The skills of each Board member are disclosed on the Company’s website and in the Company’s Annual Report for each year.

The Board Charter states the mix of skills and diversity the Board of directors is looking to achieve.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
2.3

A listed entity should disclose:

(a)    the names of the directors considered by the board to be independent directors;

(b)    if a director has an interest, position, association or relationship of the type described in 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in question and an explanation of why the board is of that opinion; and

(c)    the length of service of each director.

Complies

The names of the directors considered to be independent and their length of service as at 30 June 2016, are as follows:

Ms Lucy Turnbull, AO5.73 years’ service

Mr Albert Wong – 6.17 years’ service

Dr Russell Howard – 3.15 years’ service

Mr Pete Meyers – 2.38 years’ service

In terms of managing conflicts, those Directors who have interests in specific transactions or potential transactions do not participate in any part of a Directors’ meeting which considers those transactions or potential transactions, are not involved in the decision making process in respect of those transactions or potential transactions, and are asked not to discuss those transactions or potential transactions with other Directors.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
2.4	A majority of the board of a listed entity should be independent directors.	Complies	The Board is to be comprised of both executive and non-executive directors with a majority of non-executive directors. Non-executive directors bring a fresh perspective to the Board’s consideration of strategic, risk and performance matters. In recognition of the importance of independent views and the Board’s role in supervising the activities of management, the majority of the Board is independent of management and, all directors are required to exercise independent judgement and review and constructively challenge the performance of management.

2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	Complies	The Chair is an independent non-executive director and the roles of Chairman and Chief Executive Officer are not exercised by the same individual.

2.6	A listed entity should have a program for inducting new directors and provide appropriate professional development opportunities for directors to develop and maintain the skills and knowledge needed to perform their role as directors effectively.	Complies

New directors undergo an induction process in which they are given a full briefing on the Company and the Company is committed to continuing development of its Directors and executives.

For details on the induction of new directors and the continuing development objectives of the Company, please refer to the Board Charter.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 3 – ACT ETHICALLY AND RESPONSIBLY

3.1	A listed entity should: (a) have a code of conduct for its directors, senior executives and employees; and (b) disclose that code or a summary of it.	Complies	Please refer to Attachment C of the Board Charter for a copy of the Code of Conduct.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
PRINCIPLE 4 – SAFEGUARD INTEGRITY IN CORPORATE REPORTING

4.1

The board of a listed entity should:

(a)    have an audit committee which:

(1)    has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and

(2)    is chaired by an independent director, who is not the chair of the board,

and disclose:

(3)    the charter of the committee;

(4)    the relevant qualifications and experience of the members of the committee; and

(5)    in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)    if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

Complies

The membership of the Audit & Risk Committee is comprised of three Non-Executive Directors who are all independent directors. The Chairman of the Audit & Risk Committee is a Non-Executive Director who is not the Chairman of the Board. The members of the Audit & Risk Committee are financially literate and have an appropriate understanding of the industry in which the group operates.

Please refer to Attachment A of the Board Charter for a copy of the Audit & Risk Committee Charter and to the Annual Report for details on meetings held and the attendances of the respective Committee members.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
4.2	The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.	Complies	The Board receives this assurance from the Chief Executive Officer and the Chief Financial Officer for each of the Full Year and Half Year reporting periods.

4.3	A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.	Complies	Each year the Company’s external auditor attends the Annual General Meeting.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE

5.1	A listed entity should: (a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it.	Complies

The Company has a continuous disclosure policy which sets out the procedures on the disclosure of any information concerning the Group that a reasonable person would expect to have a material effect on the price of the Company’s securities. These procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage effective participation at general meetings.

The General Counsel and Company Secretary has been nominated as the person responsible for communications with the Australian Securities Exchange (ASX) and NASDAQ which includes the responsibility for meeting the continuous disclosure requirements.

All Company announcements, media briefings, details of Company meetings and press releases are available on the Company’s website. The Company arranges for advance notification of significant group briefings and makes them widely accessible, including through the use of webcasting. Shareholders either receive a copy of the Company’s annual reports either by post or through electronic means.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS

6.1	A listed entity should provide information about itself and its governance to investors via its website.	Complies	All information pertaining to the Company can be located on the Company’s website, including Director and Management biographies, overview of operations, as well as copies of all announcements, presentations and reports. The Company also has a website landing page entitled “Corporate Governance” where all relevant corporate governance information can be accessed.

6.2	A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors.	Complies

The Board has established practices to facilitate effective communication with shareholders. The Chief Executive Officer and the Company Secretary oversee this process through the Company’s website and investor updates. Regular briefings are held with professional investors. Prior to such briefings, any new information to be given is first released to the ASX.

All shareholders are notified in writing of general meetings and are strongly encouraged to attend and participate in the Annual General Meetings of the Company, to lodge questions to be answered by the Board and / or Chief Executive Officer, and are able to appoint proxies.

6.3	A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.	Complies	Please refer to Attachment F of the Board Charter for a copy of the Shareholder Communication Policy.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
6.4	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	Complies	Through the Company’s website security holders are invited to provide their email address to enable electronic communication to and from the Company and its share registry.

PRINCIPLE 7 – RECOGNISE AND MANAGE RISK

7.1

The board of a listed entity should:

(a)    have a committee or committees to oversee risk, each of which:

(1)    has at least three members, a majority of whom are independent directors; and

(2)    is chaired by an independent director,

and disclose:

(3)    the charter of the committee;

(4)    the members of the committee; and

(5)    as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)    if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

		Complies	The Board has a combined Audit & Risk Committee; please refer to principle 4, above.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
7.2

The board or a committee of the board should:

(a)    review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound; and

(b)    disclose, in relation to each reporting period, whether such a review has taken place.

	Complies	The Board is responsible for satisfying itself annually, or more frequently as required, that management has developed and implemented a sound system of risk management and internal control. Detailed work, particularly in respect of the Company’s s404 Sarbanes Oxley internal control reporting obligations and its financial reporting and external audit processes, are delegated to the Audit & Risk Committee and reviewed by the full board. The Audit & Risk Committee is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. They monitor the Company’s risk management by overseeing management’s actions in the evaluation, management, monitoring and reporting of material operational, financial, compliance and strategic risks.

7.3

A listed entity should disclose:

(a)    if it has an internal audit function, how the function is structured and what role it performs; or

(b)    if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

	Does Not Comply	At present the Company does not have an Internal Audit Function as recommended by the ASX Corporate Governance Council’s Principles and Recommendations. The Board is of the view that the Company is not of a size or complexity that would require a formal internal audit function. At present the Company undertakes periodic internal and external reviews of its system of risk management and internal control and seeks the advice and recommendations of its external auditor in relation to its system of financial control and compliance.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
7.4	A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks.	Complies	Any material exposure to economic risk is disclosed in the Annual Report of the Company.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY

8.1

The board of a listed entity should:

(a)    have a remuneration committee which:

(1)    has at least three members, a majority of whom are independent directors; and

(2)    is chaired by an independent director,

and disclose:

(3)    the charter of the committee;

(4)    the members of the committee; and

(5)    as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)    if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

Complies

The membership of the Remuneration Committee is comprised of three Non-Executive Directors who are all independent directors. The Chairman of the Remuneration Committee is an Independent Non-Executive Director.

Please refer to Attachment B of the Board Charter for a copy of the Remuneration Committee Charter and to the Annual Report for details on meetings held and the attendances of the respective Committee members.

8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.	Complies	Please refer to the Remuneration Report in the Annual Report and to the Senior Executive Remuneration Policy included as Attachment E to the Board Charter.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
8.3

A listed entity which has an equity-based remuneration scheme should:

(a)    have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)    disclose that policy or a summary of it.

	Complies	Please refer to Attachment D to the Board Charter which provides under the subheading “Anti hedging Policy” that restricted Persons are not permitted to enter into transactions with securities (or any derivative thereof) in associated products which limit the economic risk of any unvested entitlements under any equity-based remuneration schemes offered by the Company.